SULTAN

SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

RECEIVED
2008 OCT 14 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08005356

SUPPL

October 6, 2008

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosure

PROCESSED
OCT 16 2008
THOMSON REUTERS

dw 10/14

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated September 10, 2008

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

September 10, 2008

TSX-Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): **82-4741**
Frankfurt Stock Exchange: **RZN**

Sultan Minerals Project Validated by $542,000 Geoscience BC Survey

Sultan Minerals Inc. (SUL: TSX-V) ("Sultan") is pleased to report that Geoscience BC and Natural Resources Canada have announced the startup of a $542,000 Airborne Geophysical Survey in the Kootenay Area of BC. The survey will cover a 609-square kilometre area centered on Sultan's 93-square kilometre Jersey-Emerald tungsten, molybdenum and lead-zinc Property. The BC Ministry of Energy, Mines and Petroleum Resources has rated this area as having some of the highest mineral potential in British Columbia. The survey is therefore designed to provide information about the rocks deep below the surface, in order to identify new exploration targets well beyond the limits of the historic mines (see survey map attached).

Lyn Anglin, President and CEO of Geoscience BC said, "The aim of the survey is to provide new geoscience information to help attract additional mineral exploration investment into this region and its communities. Similar surveys in central British Columbia have led to an improved understanding of the region's geology and increased industry investment, and we're confident that this survey will do the same for the Kootenays."

The survey will be flown by Fugro Airborne Surveys and is expected to commence in mid-September. The survey area includes Sultan's Jersey Mine and the HB and Reeves-Macdonald mines, these 3 being the second, third and fourth largest historic lead-zinc producers in the province. The survey also covers Sultan's historic Emerald Tungsten Mine, Canada's second-largest tungsten producer, as well as the famous Sheep Creek and Ymir gold camps.

Sultan Minerals, as one of the largest mineral title landholders in the survey area, is also participating in the survey. Sultan is contributing to the project by funding the flying of intermediate 100-metre spaced survey lines over its Jersey-Emerald property within the Geoscience BC survey area. The detailed airborne geophysical coverage is expected to identify new exploration targets outside of the seven historic mines on Sultan's extensive property.

For the complete text of the Geoscience BC announcement please go to the following web address: www.geosciencebc.com/s/NewsReleases.asp

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information, please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: mlee@sultanminerals.com or info@sultanminerals.com

Or

Barbara Komorowski, or **Eric St.-Pierre**
Renmark Financial Communications
Tel: (514) 939-3989
Email: bkomorowski@renmarkfinancial.com


Robson
Brilliant
Castlegar
Kinnaird
Salmo
3
Trail
22A
Fruitvale
Ymir Gold Camp
Sheep Creek Gold Camp
HB Mine
Emerald Mine
Jersey Mine
SULTAN MINERALS JERSEY EMERALD PROPERTY
GEOSCIENCE BC SURVEY AREA
31
49°20'
49°15'
49°10'
49°5'
49°
-117°45'
-117°15'
-118°45'
5000 0 5000 10000 15000
meters

Kootenay Arc Proposed EM Survey
Sultan Minerals Property

END